Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 6, 2012	Registration Statement No. 333-175582
Supplementing the Preliminary
Prospectus Supplement dated December 5, 2012
(To Prospectus dated July 15, 2011)

Bottomline Technologies (de), Inc.

1.50% Convertible Senior Notes due 2017

The information in this pricing term sheet relates to Bottomline Technologies (de), Inc.’s offering (the “Offering”) of its 1.50% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated December 5, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated July 15, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-175582. The Issuer has increased the size of the Offering to $165.00 million (or $189.75 million if the underwriters exercise their over-allotment option in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Bottomline Technologies (de), Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	EPAY / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	1.50% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$165,000,000 aggregate principal amount of Notes.

Underwriters’ Over-allotment Option:	$24,750,000 aggregate principal amount of Notes.

Maturity Date:	December 1, 2017, unless earlier converted or repurchased.

Interest Rate:	1.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2013.

Public Offering Price:	100% of the principal amount of the Notes.

NASDAQ Last Reported Sale Price on December 6, 2012:	$23.55 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 27.50% above the NASDAQ Last Reported Sale Price on December 6, 2012.

Initial Conversion Price:	Approximately $30.03 per share of the Issuer’s common stock.

Initial Conversion Rate:	33.3042 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Ranking:

The Notes will be the Issuer’s senior unsecured obligations and will rank:

•        senior in right of payment to any of the Issuer’s future indebtedness that is expressly subordinated in right of payment to the Notes;

•        equal in right of payment with all of the Issuer’s existing and future unsecured indebtedness that is not so subordinated;

•        effectively junior in right of payment to any of the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•        structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Issuer’s subsidiaries.

Use of Proceeds:	The Issuer estimates that the proceeds from the Offering will be approximately $159.8 million (or $183.9 million if the underwriters exercise their option to purchase additional Notes in full to cover over-allotments), after deducting fees and estimated offering expenses payable by the Issuer.

The Issuer expects to enter into convertible note hedge transactions with one or more counterparties, one or more of which may be one of the underwriters or its respective affiliates (the “option counterparties”). The Issuer also intends to enter into warrant transactions with the option counterparties. The Issuer intends to use approximately $14.3 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions). The Issuer intends to use the remainder of the net proceeds from the Offering for general corporate purposes, which may include the acquisition of companies, businesses or assets, or working capital.

If the underwriters exercise their over-allotment option, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes as described above.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public offering price(1)	$1,000.00	$165,000,000
Underwriting discounts and commissions	$27.50	$4,537,500
Proceeds, before expenses, to the Issuer	$972.50	$160,462,500

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $650,000.

(1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	December 7, 2012.

Settlement Date:	December 12, 2012.

CUSIP:	101388 AA4

ISIN:	US101388AA48

Joint Book-Running Managers:	RBC Capital Markets, LLC (Sole Coordinator) RBS Securities Inc.

No Redemption:	The Issuer may not redeem the Notes prior to the Maturity Date and no sinking fund is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock to be received per $1,000 principal amount of Notes upon conversion in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$23.55	$25.00	$27.50	$30.00	$32.50	$35.00	$40.00	$50.00	$60.00	$80.00	$100.00	$150.00	$200.00
December 12, 2012	9.1587	7.9600	6.3470	5.1550	4.2600	3.5800	2.6480	1.6880	1.2420	0.8430	0.6560	0.4320	0.3230
December 1, 2013	9.1587	7.6740	5.9796	4.7449	3.8354	3.1573	2.2563	1.3826	1.0064	0.6860	0.5368	0.3554	0.2658
December 1, 2014	9.1587	7.3315	5.5259	4.2376	3.3121	2.6418	1.7922	1.0415	0.7518	0.5201	0.4109	0.2725	0.2049
December 1, 2015	9.1587	6.9390	4.9662	3.5996	2.6571	2.0075	1.2477	0.6762	0.4939	0.3521	0.2800	0.1866	0.1400
December 1, 2016	9.1587	6.8175	4.2287	2.7191	1.7626	1.1727	0.6057	0.3150	0.2456	0.1822	0.1461	0.0968	0.0730
December 1, 2017	9.1587	6.6960	3.0690	0.0390	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $23.55 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 42.4629 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated December 5, 2012, and an accompanying prospectus, dated July 15, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260, or RBS Americas HQ, 600 Washington Boulevard, Stamford, CT 06901; Attention: Equity Prospectus Library; Phone: 203-897-9874; E-mail: equity.prospectus@rbs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated December 5, 2012 and the accompanying prospectus, dated July 15, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.